                             SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of March 2004
                 ----------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    A    Form 40-F
                ------           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No     A
        ------      ----------

     (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

     This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of
     Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 11 March 2004                            FLETCHER CHALLENGE FORESTS LIMITED
                                              ----------------------------------


                                              P M GILLARD
                                              SECRETARY


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================================================================================
                                [LOGO OF TENON]

                                                                    News Release

TO:    THE BUSINESS EDITOR

From:  Paul Gillard , Director, Corporate & Legal Services, Tenon Limited
       Telephone:         64-9-571 9846
       Fax:               64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.


Information on Tenon Limited can be found at http://www.tenon.co.nz.

================================================================================
  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).


                      TENON REALISES FOREIGN EXCHANGE GAIN


Auckland, 11 March, 2004 - Tenon announced today that the Company has realised net foreign exchange gains of approximately $9 million. The gain arose primarily from the closure of its United States denominated debt obligations that were maintained as a natural hedge against the Company's net cash flow derived in United States dollars.

Following the settlement of the forest sale to the Kiwi Consortium on 27 February 2004, the Company currently has no United States dollar denominated debt (excluding debt held by non-wholly owned subsidiaries), and holds foreign exchange option cover to protect against any significant short term appreciation of the New Zealand dollar against the United States dollar.

Approximately $7 million of the foreign exchange gains relate to Tenon's continuing businesses. Tenon expects the earnings of its continuing processing, marketing and distribution businesses for the year to 30 June 2004 to exceed the projections contained in the explanatory memorandum, which was forwarded to shareholders earlier this year, by this amount.


Ends